UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2005

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ through ________________

COMMISSION FILE NUMBER: 1-5424

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

Comair Savings and Investment Plan
Cincinnati/Northern Kentucky International Airport
Cincinnati, Ohio 45275

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Delta Air Lines, Inc.
P.O. Box 20706
Atlanta, Georgia 30320-6001

Comair Savings and Investment Plan

Financial Statements as of December 31, 2005 and 2004, and for the Year Ended December 31, 2005, Supplemental Schedules as of and for the Year Ended December 31, 2005, and Report of Independent Registered Public Accounting Firm

COMAIR SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULES:	8

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	9

Form 5500, Schedule H, Part IV, Question 4a—Delinquent Participant Contributions for the Year Ended December 31, 2005	10

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	11

EXHIBIT INDEX

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	12

[Letterhead of Deloitte & Touche LLP]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
Comair Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Comair Savings and Investment Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, Comair Holdings, LLC (Plan Sponsor) filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents as of and for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

July 10, 2006

COMAIR SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Participant-directed investments	$204,373,159	$175,078,413

Receivables:
Employer contributions	11,505,631	10,376,930
Pending investment transactions	98,138	849,953

Total receivables	11,603,769	11,226,883

Total assets	215,976,928	186,305,296

LIABILITIES:
Payables for securities purchased	(98,754)	(850,276)

NET ASSETS AVAILABLE FOR BENEFITS	$215,878,174	$185,455,020

COMAIR SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$2,329,056
Interest income	357,210
Dividend income	3,534,306
Contributions:
Participant	17,504,192
Employer—net of forfeitures	15,987,099

Total additions	39,711,863

DEDUCTIONS:
Distributions to participants	(9,288,709)

INCREASE IN NET ASSETS	30,423,154

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	185,455,020

End of year	$215,878,174

See notes to financial statements.

COMAIR SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1.	PLAN DESCRIPTION

The following description of the Comair Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering all eligible employees. Comair Holdings, LLC (the “Company”) administers the Plan. Mellon Bank serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions—Under the Plan, participating employees of the Company and certain of its wholly-owned subsidiaries may defer up to 50% of their compensation, as defined in the Plan. The Company makes a matching contribution equal to 50% of each participant’s before-tax contribution for the first 5% of the compensation deferred by all employees who have at least one year of service. Eligible participants also receive an annual retirement plan contribution into their Retirement Plan Contribution Account based on vested years of service with the Company and annual earnings, as defined by the Plan. Participants direct the investment of both participant and Company contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of participant forfeitures and Plan earnings, and charged with withdrawals, as applicable, and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions as well as the Company contributions into various investment options offered by the Plan. The Plan currently offers twelve mutual funds and an investment contract collective fund as investment options for participants. Until March 1, 2006, the Plan also offered Delta Air Lines, Inc. common stock as an investment option. On March 21, 2006, Mellon began a three day liquidation of the Delta Air Lines, Inc. common stock in a manner intended to maximize the participants’ rate of return.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest 100% in the Company matching contributions after two years of service. Participants vest 100% in their Retirement Plan Contribution Account after five years of service.

Participant Loans—The Plan provides for borrowings by participants, subject to certain limitations, using their vested account balance as collateral. The maximum loan amount available to an eligible participant is the lesser of $50,000 or 50% of the vested and non forfeitable portion of the participant’s account balance. Loans must be repaid within five years except that any loan used to acquire a dwelling must be repaid within fifteen years. Loans outstanding at December 31, 2005 and 2004, bear a fixed rate of interest at the prime rate plus one percent at the time of borrowing.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant receives a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeited Accounts— Participant forfeitures are used to reduce Company matching contributions. During the years ended December 31, 2005 and 2004, employer contributions were reduced by $145,833 and $59,153, respectively, from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan provides various investment instruments, including mutual funds and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, including common stock of Delta Air Lines, Inc., it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

On September 14, 2005, Delta Air Lines, Inc. and substantially all of its subsidiaries, including the Company (collectively, the “Debtors”), filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). The reorganization cases are being jointly administered under the caption “In re Delta Air Lines, Inc., et al., Case No.  05-17923-ASH.” The Debtors, including the Company, will continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

At this time, the Company believes that the bankruptcy filings discussed above will have a minimal effect, if any, on the Plan. Accordingly, the accompanying financial statements do not include any adjustments that might be necessary should Delta Air Lines, Inc. or the Company be unable to continue as a going concern.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net appreciation in fair value of investments for such investments.

Administrative Expenses of the Plan—Administrative expenses of the Plan may be paid by the Plan. However, the Company paid all expenses incurred during the year ended December 31, 2005, and, accordingly, the accompanying statement of changes in net assets available for plan benefits does not include such expenses.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3.	INVESTMENTS

Investments which are greater than 5% of the Plan’s net assets at December 31, 2005 and 2004, consist of the following:

	2005	2004

Capital Preservation Fund, 56,332,916 and 46,750,934 shares, respectively	$56,332,916	$46,748,934
Janus Overseas Fund, 473,800 and 527,933 shares, respectively	15,081,061	12,807,655
Franklin Small Cap Growth Fund, 516,743 and 480,511 shares, respectively	19,491,541	16,414,243
Dreyfus Laurel Funds S&P 500 Stock Index Fund, 924,335 and 843,419 shares, respectively	23,949,527	21,203,561
Dreyfus Appreciation Fund, 528,625 and 508,015 shares, respectively	21,012,857	19,655,118
Dreyfus Premier New Leaders Fund, 279,859 and 480,511 shares, respectively	13,158,992	12,849,092
Lord Abbett Mid-Cap Value Fund, 614,237 and 367,943 shares, respectively	13,765,051	*

* Less than 5% of the Plan's net assets

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value, as follows:

Common stock of Delta Air Lines, Inc.	$(8,317,857)
Mutual funds	10,646,913

Net appreciation of investments	$2,329,056

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Plan’s trustee. Until March 1, 2006, the Plan also offered the common stock of Delta Air Lines, Inc. as an investment option. Delta Air Lines, Inc. is the parent company of the Company. These transactions qualify as party-in-interest transactions.

At December 31, 2005 and 2004, the Plan held 1,101,639 and 1,164,761 shares, respectively, of common stock of Delta Air Lines, Inc., with a cost basis of $5,470,420 and $11,143,693, respectively. During the year ended December 31, 2005, the Plan recorded no dividend income from this investment.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 15, 2002, that the Plan and related Trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Company’s management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted $25,919 of 2005 participant contributions to the trustee on a date later than required by Department of Labor (“D.O.L.”) Regulation 2510.3-102. The Company will file Form 5330 with the Internal Revenue Service and pay the required excise tax on the transaction. In addition, participant accounts will be credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

******

SUPPLEMENTAL SCHEDULES

COMAIR SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

Identity of Issuer, Borrower,	Description of Investment Including Maturity Date,	Current
Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Value

	COMMON/COLLECTIVE TRUST FUND:
LaSalle National Trust, N.A.	Capital Preservation Fund	$56,332,916
LaSalle National Trust, N.A.	TBC Pooled Employee Funds—daily liquidity	6,720

	Total common/collective trust fund	56,339,636

	MUTUAL FUNDS:
*Dreyfus	Dreyfus Laurel Funds S&P 500 Stock Index Fund	23,949,527
*Dreyfus	Dreyfus Appreciation Fund	21,012,857
*Dreyfus	Dreyfus Premier New Leaders Fund	13,158,992
*Dreyfus	Dreyfus Short-Intermediate Government Fund	1,148,216
*Dreyfus	Dreyfus Premier Balanced Fund	1,016,058
Franklin	Franklin Small Cap Growth Fund	19,491,541
Harris	Oakmark Balanced Fund	10,776,791
Harris	Oakmark International Fund	5,672,263
Janus	Janus Overseas Fund	15,081,061
Loomis Sayles	Loomis Sayles Small Cap Value Fund	7,801,546
Lord Abbet	Lord Abbett Mid-Cap Value Fund	13,765,051
PIMCO	PIMCO Total Return Fund	6,847,301

	Total mutual funds	139,721,204

	COMMON STOCK, Corporate—
*Delta Air Lines, Inc.	Delta Air Lines, Inc. common stock	805,298

	PARTICIPANT LOANS—
*Participant loans	Interest at 5% to 10.5%, maturing January 2006 to January 2021	7,507,021

		$204,373,159

*Party-in-interest transaction.

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102," was answered "yes."

Identity of Party	Relationship to Plan, Employer,
Involved	or Other Party-in-Interest	Description of Transactions	Amount

Comair Holdings, LLC	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	$ 25,919

The January 2005 participant contribution was deposited on March 12 and March 14, 2005. The April 2005 participant contribution was deposited on June 6, 2005.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMAIR SAVINGS AND INVESTMENT PLAN

/s/ Dan Dixon By: Dan Dixon Member, Administrative Committee, Comair Savings and Investment Plan and Chief Financial Officer and Treasurer, Comair Holdings, LLC

Date: July 14, 2006

EXHIBIT INDEX

Exhibit 23    Consent of Independent Registered Public Accounting Firm